ROPES &GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Hayward Holdings, Inc.

400 Connell Drive, Suite 6100

Berkeley Heights, NJ 07922

Attention: Senior Vice President and Chief Financial Officer

Phone: (908) 351-5400

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Hayward Holdings, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

January 20, 2021

VIA EDGAR AND SECURE FILE TRANSFER

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Michael Foland/Jan Woo—Legal Brittany Ebbertt/Kathleen Collins—Accounting

Re:	Hayward Holdings, Inc. Draft Registration Statement on Form S-1 Submitted on December 14, 2020 CIK No. 0001834622

Ladies and Gentleman:

On behalf of Hayward Holdings, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”).

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

January 20, 2021

Amendment No. 1 reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated January 8, 2021 (the “Comment Letter”) and certain other updated information. Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the letter.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1. All capitalized terms used herein that are not defined herein shall have the meanings assigned to such terms in Amendment No. 1.

A Message from Hayward President and CEO Kevin Holleran, page iv

1.	We note you intend to provide your trade customer retention rate for 2020. Please revise to disclose how this measure is calculated, and include the rate for 2019 to provide comparability between periods.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on page iv of Amendment No. 1.

Resilient, Strong Financial Performance, page 8

2.	You present growth in net sales, adjusted EBITDA, and adjusted free cash flow from 2012 to 2020. Please explain the significance of presenting such measures for this time period and why you chose 2012 as the baseline year. Tell us whether the trend has been consistent over the entire measurement period and provide appropriate context regarding any material changes to these metrics on a year-by-year basis.

Response to Comment 2:

The Company supplementally advises the Staff that it chose 2012 as the baseline year in the presentation of net sales, adjusted EBITDA and adjusted free cash flow because 2012 was the first year following the economic downturn from 2007 to 2009, often referred to as the “Great Recession,” in which the pool industry began to experience a rebound from pre-Great Recession levels. As a result, the Company believes that the period commencing with 2012 is appropriate for purposes of its presentation of the aforementioned financial metrics. In addition, in the Registration Statement the Company presents the growth of the pool industry using the same 2012 baseline year, and believes that doing so provides a useful symmetry for investors. The trend of growth in net sales and adjusted EBITDA has been consistent over the entire measurement period with the exception of fiscal 2019, which was negatively affected (i) by an industry-wide advancement of sales into 2018 that led to higher than anticipated inventory levels in key distribution channels in 2019, as well as (ii) weaker pool construction levels in 2019 due to abnormally high rainfall. These trends are disclosed on pages 13, 14 and 93 of Amendment No. 1

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

January 20, 2021

Prospectus Summary
Grow Additional Share in the International and Commercial Markets, page 9

3.	We note your disclosure here and elsewhere that you have an estimated 30% market share of the North American residential pool market, as well as an estimated #3 share in Europe and #4 in Australia. Please tell us how you estimated these figures and what source you relied on to determine market share.

Response to Comment 3:

The Company supplementally advises the Staff that it estimates its market share in North America based on (i) the Company’s per unit sales figures and (ii) the Company’s estimates of the size of the market and the size of its competitors within such markets, which the Company primarily based on industry unit share data for key categories prepared by a third-party as well as the Company’s extensive knowledge of the markets in which it operates and observations of the activities of its direct competitors.

The Company receives unit share data for qualifying manufacturers meeting set criteria that is prepared by a third-party. Using the data contained in these reports, the Company estimates its market share for each product unit sold by the Company in the relevant regions by dividing the Company’s sales for each product by the aggregate sales for such product by qualifying manufacturers. The Company’s total estimated market share is subsequently derived by aggregating its market share for each product unit while making adjustments to reflect non-qualifying competitors, which the Company estimates based on its extensive knowledge of the markets in which it operates.

The Company estimated its market share in Europe and Australia based on (i) the Company’s per unit sales figures, (ii) commercial reports issued by public companies and certain competitors and (iii) the Company’s estimates of the size of the market and the size of its competitors within such markets, which the Company estimates primarily based on its extensive knowledge of the markets in which it operates, observations of the activities and financial information of its direct competitors, articles in professional trade publications and discussions with customers and distributors. In addition, the Company has revised the disclosure on pages 10 and 89 of Amendment No. 1 to clarify that its market share in Europe and Australia is based on management estimates.

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

January 20, 2021

Risk Factors, page 22

4.	We note that you are an emerging growth company. Please add a risk factor that discusses the reduced disclosure requirements applicable to emerging growth companies.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of Amendment No. 1.

We have identified material weaknesses in our internal control over financial reporting, page 45

5.	Please revise to describe what steps management has taken to remediate the identified material weaknesses in your internal control over financial reporting and what remains to be completed in your remediation efforts. Also, disclose how long you estimate it will take to complete your plans and disclose any associated material costs that you have incurred or expect to incur.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on page 47 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Company, page 62

6.	You state that approximately 74% of fiscal 2019 net sales were recurring in nature. Please revise to clarify, if true, that you are referring to your aftermarket product sales or explain how these two differ. Also, explain here what you mean by “recurring” and disclose the typical time period over which such revenues recur.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of Amendment No. 1. In addition, the Company supplementally advises the Staff that the replacement cycle for the Company’s products is approximately 9 to 12 years. As disclosed on pages 5, 6 and 63 of Amendment No. 1, this replacement cycle creates opportunities for the Company to generate aftermarket product sales, which we believe are generally recurring in nature since these products are critical to the ongoing operation of pools.

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

January 20, 2021

Non-GAAP Reconciliation, page 70

7.	You state that you present various non-GAAP measures as you believe they provide investors with useful information regarding your historical operating results and allow for a more complete analysis of your results of operations. Please revise to explain further why these measures are useful to investors in analyzing your historical operations and how management uses these measures in evaluating your business strategies. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on pages 21 and 71 of Amendment No. 1.

8.	We note that adjustment (d) to your adjusted EBITDA measure is net of operating losses generated in fiscal 2019 relating to an early stage product acquired in 2018. Please tell us the amount included in this adjustment that is related to such losses. Explain further what this adjustment represents and how it complies with the non-GAAP C&DIs, with specific reference to Question 100.04.

Response to Comment 8:

The Company has revised the disclosure on pages 22 and 73 to separately breakout the amount of the operating losses and a non-recurring gain on the remeasurement of a contingent obligation related to this early stage product business acquired in 2018.

The Company supplementally advises the Staff that management has determined that this product offering is being phased out in fiscal year 2021 either through a potential sale or ceasing of production. The Company believes the product’s net revenues and operating losses are immaterial to its overall consolidated results as net revenues and operating losses for the year ended December 31, 2019 were $3.5 million and $(5.7) million, which represent less than 1% of net revenues and 3.3% of adjusted EBITDA, respectively.

Accordingly, the Company believes that excluding these early stage product operating losses from its adjusted operating measure is more indicative of its core operating performance and provides a better basis for the comparison of future operating results. The operating results of this product have also been excluded from the Company’s internal performance measurements for management incentive compensation purposes.

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

January 20, 2021

9.	We note that you present a measure of adjusted EBITDA within your reconciliation of adjusted free cash flow. As you begin this reconciliation with net cash provided by operating activities, it appears that you are presenting a liquidity measure. Pursuant to Item 10(e)(1)(ii)(A) of Regulation S-K, a non-GAAP liquidity measure, other than EBITDA, cannot exclude charges that require cash settlement. Please revise your reconciliation of free cash flow and ensure that your non-GAAP liquidity measure does not exclude charges or liabilities that required or will require cash settlement. Refer to Question 102.07 of the non-GAAP C&DIs.

Response to Comment 9:

The Company acknowledges the Staff’s comment and has revised the disclosure to delete all references to “Adjusted Free Cash Flow” and “Adjusted Free Cash Flow Conversion.”

10.	Notwithstanding the above, we note your disclosure of adjusted free cash flow and adjusted free cash flow conversion rate on page iv and elsewhere throughout the filing without presentation of the most comparable GAAP measure with equal or greater prominence. Should you chose to continue to include these two measures, please revise accordingly. Similar revisions should be made with regards to your adjusted EBITDA margin on page 19. Lastly, you discuss the CAGR in adjusted EBITDA on page 1 and elsewhere without discussing the CAGR for net income. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 9, 81 and 88 of Amendment No. 1 and has revised the disclosure to delete all references to “Adjusted Free Cash Flow” and “Adjusted Free Cash Flow Conversion.” The Company has also revised the disclosure throughout the Registration Statement to include a comparable GAAP measure with equal or greater prominence to each presented non-GAAP measure.

Business, page 82

11.	You state that you have the #1 Rated Pumps in Energy Efficiency. Please provide the source of this rating.

Response to Comment 11:

The Company supplementally advises the Staff that, on September 20, 2016, the U.S. Department of Energy (“DOE”) established a new test procedure applicable to dedicated-purpose pool pumps and adopted the weighted energy factor (“WEF”) metric to measure the energy performance of dedicated-purpose pool pumps within the scope of the new test procedures. The final rule implementing the new test procedure was adopted by the DOE pursuant to its authority to establish and amend energy conservation standards and test procedures under 42 U.S.C. 6311(1)(A). The Company’s TriStar VS900 pool pump WEF rating of 12.9 is the highest rating listed for pool pumps of all types. This rating can be found in the product finder page of the Energy Star website at https://www.energystar.gov/productfinder/product/certified-pool-pumps/results (last visited January 19, 2020).

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

January 20, 2021

Executive Compensation, page 109

12.	Please provide executive compensation for the year ended December 31, 2019. Note that executive compensation disclosure for the year ended December 31, 2019 is required to be included in your registration statement as that information previously was required to be provided in response to a Commission filing requirement. Refer to Instruction 1 to Item 402(c) of Regulation S-K.

Response to Comment 12:

The Company supplementally advises the Staff that it believes that executive compensation disclosure for the fiscal year ended December 31, 2019 is not required to be included in the Registration Statement. Item 402(l) of Regulation S-K states that “[a] registrant that…is an ‘emerging growth company’…may provide the scaled disclosure in paragraphs (m) through (r) instead of paragraphs (a) through (k), (s), and (u) of this Item.” Instruction 1 to Item 402(n) of Regulation S-K states that “[i]nformation with respect to the fiscal year prior to the last completed fiscal year will not be required if the [company providing scaled disclosure pursuant to Item 402(l) of Regulation S-K] was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act…at any time during that year…”.

In addition, Instruction 1 to Item 402(c) of Regulation S-K states that information with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) at any time during that year, except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a SEC filing requirement.

The Company is an “emerging growth company” and was not a reporting company pursuant to the Exchange Act at any time during its fiscal year ended December 31, 2019. Furthermore, the Company respectfully submits that the information required by Item 402(c) of Regulation S-K has not previously been required to be provided in response to a SEC filing requirement as the confidential submission of the draft Registration Statement on December 14, 2020 was not a filing made with the SEC. Therefore, the Company respectfully advises the Staff that it does not believe executive compensation disclosure relating to the fiscal year ended December 31, 2019 is required to be included in the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

January 20, 2021

Certain Relationships and Related Party Transactions, page 121

13.	Please disclose whether the amended Stockholders Agreement will provide any rights to the Sponsors to appoint members of the board of directors. We note that several of your current board members are affiliated with your Sponsors.

Response to Comment 13:

The Company supplementally advises the Staff that the requested disclosure regarding the amended Stockholders Agreement will be included in a subsequent amendment to the Registration Statement.

Notes to Consolidated Financial Statements
Note 3. Revenue Recognition, page F-14

14.	You state that some arrangements include an annual incentive agreement, which provide for rebates, incentives and other discounts. Please revise here to include a discussion of your accounting for such incentives including the method, inputs and assumptions used to estimate such variable consideration. Refer to ASC 606-10-32-5 to 32-8.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-14 and F-15 of Amendment No. 1.

15.	You state that the transaction price in certain arrangements is allocated between the product sale and the reward program points based on the relative stand-alone selling price. Please revise here to disclose the methods and assumptions used to determine standalone selling price for each of your performance obligations. Refer to ASC 606-10- 32-32 to 32-34.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-14 and F-15 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

January 20, 2021

16.	We note your early-buy program offers favorable, extended payment terms. Please revise to disclose what your typical payment terms are as well as the favorable terms allowed under this program.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-14 and F-15 of Amendment No. 1.

Note 12. Operating Segment and Related Information, page F-25

17.	You state that sales are driven by product and geographic segment mix. Tell us how you considered the guidance in ASC 280-10-50-40 to provide revenue from each product or service. At a minimum, revise to provide product sales from new pool construction versus aftermarket sales both here and in your results of operations discussion or explain why you believe such disclosure is not necessary. Refer also to Item 303(a)(3) of Regulation S-K.

Response to Comment 17:

In response to the Staff’s comment, the Company has clarified the disclosure on pages F-14 and F-15 of Amendment No. 1. The Company supplementally advises the Staff that it believes it is in compliance with the product revenue disclosure requirements noted in ASC 280-10-50-40. Specifically, as disclosed in Note 3-Revenue Recognition, the Company has grouped products that are similar in their end use and reported net revenues by product group (i.e., residential pool, commercial pool, and industrial flow).

13. Earnings per Share, page F-26

18.	Please tell us how the dividends paid on Class C common shares were factored into your calculations of net income attributable to Class A and Class B shareholders. Refer to ASC 260-10-45-60B. Also, explain why EPS for Class A common stock is not included here or on the face of the income statement. Refer to ASC 260-10-45-59A and 45-60.

Response to Comment 18:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-26 and F-27 of Amendment No. 1. The Company supplementally advises the Staff that it has revised the EPS calculations to remove the dividends paid on the Class C stock from net income available to common stockholders. In addition, the Class A stock is excluded from the EPS presentation in accordance with ASC 260-10-45-60 as it is classified as redeemable Class A stock outside of stockholders’ equity.

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

January 20, 2021

Note 15. Stockholders’ Equity, page F-27

19.	You state here that the Class C common stock will be redeemed for an aggregate purchase price of $1.00 per share less any dividends paid; however, your discussion of the Reclassification transaction refers only to the $1.00 redemption price. Please tell us what impact, if any, the dividends paid to date on the Class C common stock will have on the redemption price and revise your disclosures as necessary to clarify this apparent inconsistency. Also, throughout the filing you refer to the conversion of Class A common stock. Please revise here to discuss all the pertinent rights and privileges to your outstanding securities including the conversion terms for your Class A common stock. Refer to ASC 505-10-50-3.

Response to Comment 19:

In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of Amendment No. 1. The Company supplementally advises the Staff that the Class C stock dividends do not impact the redemption price.

16. Stock-based Compensation, page F-28

20.	Please provide us with a breakdown of all stock options and restricted stock awards granted to date in fiscal 2020 and include the fair value of the underlying common stock at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

Response to Comment 20:

The following table sets forth, by grant date, the number of shares of Class B common stock subject to options granted from January 1, 2020 through January 20, 2021, the per share exercise price of the options, the per share fair value of the Class B common stock on each grant date and the per share estimated fair value of the options on each grant date. No stock options or restricted stock awards were granted on either the Class A or Class C stock during this period.

Grant Date	Type of Vesting	Number of Shares of Class B Common Stock Underlying Grant	Per Share Exercise Price of Options		Per Share Fair Value of Class B Common Stock on Grant Date		Per Share Estimated Fair Value of Options on Grant Date
February 6, 2020	Time Vesting	1,162.5	$	[***]	$	[***]	$	[***]
February 6, 2020	Performance Vesting	1,162.5	$	[***]	$	[***]	$	[***]
April 14, 2020	Fully Vested at Grant	1,500	$	[***]	$	[***]	$	[***]
April 14, 2020	Time Vesting	4,000	$	[***]	$	[***]	$	[***]
April 14, 2020	Performance Vesting	4,000	$	[***]	$	[***]	$	[***]
January 12, 2021	Time Vesting	2,687.5	$	[***]	$	[***]	$	[***]
January 12, 2021	Performance Vesting	2,687.5	$	[***]	$	[***]	$	[***]

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

January 20, 2021

As described on page 77 of Amendment No. 1, because there has been no public market for the Company’s Class B common stock to date, the estimated fair value of the Company’s Class B common stock has been determined by its Board of Directors as of the date of each equity grant, with input from management, considering the Company’s most recently available third-party valuations of the Company’s common stock. As a private entity, the Company engaged an independent third-party valuation specialist to prepare valuations of our equity and related instruments. The increase in the fair value of the underlying Class B common stock as of the grant dates listed above was primarily driven by (i) a $[***] increase in the overall enterprise value of the Company resulting from significant revenue growth and improved forecasted revenue growth assumptions, combined with a lower weighted average cost of capital valuation assumption, (ii) an expansion of the market multiples of peer companies due to robust market conditions and (iii) significant changes in the Company’s senior executive management team in August 2019 and April 2020. In addition, the underlying fair value of the Company’s Class B common stock was positively impacted in 2020 by a change in our capital structure and a decrease in the discount for lack of marketability.

The Board of Directors’ determination of fair value was based, in part, on the results of third-party valuations of the Company’s Class B common stock performed as of July 31, 2019 (the “July 2019 Valuation”) and as of October 31, 2020 (the “October 2020 Valuation”). The July 2019 Valuation used a hybrid method, which considered a market approach, an income approach and a cost approach, and an option-pricing method to determine the value of the Company’s Class B common stock and then applied a discount for lack of marketability of [***]% to arrive at an indication of value of the Company’s Class B common stock of $[***] per share as of July 31, 2019. Based in part on the July 2019 Valuation, as well as developments in the business during the fall of 2019, as of February 6, 2020 and April 14, 2020, the Board of Directors determined that the fair value of the Company’s Class B common stock was $[***] per share based on input from management and, the objective and subjective factors disclosed on pages 77 and 78 of Amendment No. 1 that it believed were relevant.

The October 2020 Valuation used the hybrid method used in past years, which considered a market approach, an income approach, and a cost approach, and an option-pricing method to determine the value of the Company’s Class B common stock and then applied a discount for lack of marketability of [***]% to arrive at an indication of value of the Company’s Class B common stock of $[***] per share as of October 31, 2020. Based in part on the October 2020 Valuation, as well as developments in the business during fiscal 2020 and macroeconomic trends, including the COVID-19 pandemic, as of January 14, 2021, the Board of Directors determined that the fair value of the Company’s Class B common stock was $[***] per share based on input from management and, the objective and subjective factors disclosed on pages 77 and 78 of Amendment No. 1 that it believed were relevant. It is also noted that given the limited number of grants during the year ended December 31, 2020, had the October 2020 Valuation been used for all 2020 grants, the impact on recognized stock compensation would not materially change.

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

January 20, 2021

21.	Please revise to further describe the performance and market conditions for each of the stock option and restricted stock performance-based awards with market conditions. Clarify whether the completion of this offering will satisfy any of the performance conditions and, if applicable, disclose the amount of stock-based compensation expense that will be recorded upon completion of such event.

Response to Comment 21:

In response to the Staff’s comment, the Company has revised the disclosure on page F-30 of Amendment No. 1. The Company supplementally advises the Staff that the performance conditions associated with a grant of an award of 949.49 shares of Class A performance-based restricted stock are expected to be satisfied in connection with the consummation of this offering. The performance conditions for this grant include the consummation of an initial public offering, generally subject to the holder’s continued employment with us through the vesting date.

[***]. However, [***] if the average closing trading price of the Company’s common stock over a ten-day trading period equals or exceeds a specified price, which is the price that, if certain of the Company’s investors were deemed to sell their equity holdings in us at that price, would result in an investment return to them in excess of a specified target, generally subject to the holder’s continued employment with the Company through the vesting date. Once the Company establishes an estimated price range per share for the offering, it will advise the Staff of whether the performance conditions for these awards are likely to be satisfied following this offering.

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

January 20, 2021

18. Acquisition and Restructuring Related Income, Net, page F-32

22.	We note you leased-back real estate sold in 2019 to allow for the orderly restructuring of your discontinued manufacturing and distribution operations at this facility. Please describe the degree to which you had any continuing involvement in these operations during the lease period. To the extent you retained more than a minor part in the use of the property or operations, tell us how you determined the accounting for the gain on sale. Refer to ASC 840-40-25-3.

Response to Comment 22:

The Company supplementally advises the Staff that in accordance with ASC 840-40-25-9 the Company recorded the transaction as a sale-leaseback.

ASC 840-40-25-3 states that any profit or loss on the sale shall be deferred unless the seller-lessee relinquishes the right to substantially all of the remaining use of the property sold retaining only a minor portion of such use.

ASC 840-40-20 defines “substantially all,” and states that if the present value of rental payments for the lease-back represents 10 percent or less of the fair value of the asset sold, the seller-lessee would be presumed to have transferred to the purchaser-lessor the right to substantially all of the remaining use of the property sold.

The Company considered the rent that will be paid over the lease-back period and determined that the present value of such rent is less than 10 percent of the fair market value of the assets sold. As the present value of rental payments for the lease of the premises subsequent to the date of closing do not exceed 10 percent of the fair market value of the assets sold, the lease-back is considered “minor.”

Further, because the expected useful life of the sold assets (building and land) is considerably longer than this short term operating lease (one year) and there are no other indicators of continuing involvement as contemplated in ASC 840-40-25-14, substantially all of the risks and rewards of ownership transferred at the closing date. As a result, the criteria of 840-40-25-3 were met and the Company accounted for the sale of the assets and subsequent “minor” operating lease as separate transactions. Accordingly, the Company recognized the full $16.9 million gain upon consummation of the sale of the related property in accordance with ASC 840-40-25-3.

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

January 20, 2021

Note 20. Condensed Financial Information of Registrant (Parent Company Only), page F-33

23.	You state that the ability of Hayward Holdings, Inc.’s operating subsidiaries to pay dividends may be restricted due to terms of the subsidiaries’ first and second lien term loans and ABL credit agreements. Please revise to describe the most significant restrictions on payments of dividends, indicating their sources, pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e) of Regulation S-X.

Response to Comment 23:

In response to the Staff’s comment, the Company has revised the disclosure on page F-34 of Amendment No. 1.

General

24.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 24:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will supplementally provide any written communications that are presented to potential investors in reliance on Section 5(d) of the Securities Act, if any.

Because of the commercially sensitive nature of the valuation methodologies and related information described herein, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act, the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement.

*     *     *

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

January 20, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7802 or Rachel Phillips of our offices at (212) 841-8857.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:	Eifion Jones (Hayward Holdings, Inc.)

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1